Form 40-F
period 2022-06-30
Sangoma Technologies Corp
filed 2022-09-27
CIK 1753368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

Commission File Number 001-41175

SANGOMA TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	7370 (Primary standard industrial classification code number, if applicable)	Not Applicable (I.R.S. Employer Identification No., if applicable)

100 Renfrew Drive

Suite 100

Markham, Ontario, Canada L3R 9R6

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	SANG	Nasdaq Global Select Market
Common Shares, no par value	STC	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  21,439,632 Common Shares (as at June 30, 2022).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company

Yes ☒No ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐No ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐No ☒

PRINCIPAL DOCUMENTS

The following documents are filed as part of , and incorporated by reference in, this Annual Report on Form 40-F: (the “Annual Report”)

A.Annual Information Form

For the Registrant’s Annual Information Form for the year ended June 30, 2022 see Exhibit 99.1 of this Annual Report.

B.Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2022, including the independent auditor’s report with respect thereto, see Exhibit 99.2 of this Annual Report.

C.Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2022 (“MD&A”), see Exhibit 99.3 of this Annual Report.

CONTROLS AND PROCEDURES

A.Certifications

The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report.

B.Disclosure Controls and Procedures

The information provided under the heading “Controls and Procedures” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

C.Management’s Annual Report on Internal Control over Financial Reporting

The information provided under the heading “Controls and Procedures” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report, is incorporated by reference herein.

D.Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s independent registered public accounting firm due to a transition periods established by rules of the United States Securities and Exchange Commission (the “Commission”). In particular, in accordance with the Jumpstart Our Business Startups Acts, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2022, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting.

E.Changes in Internal Control over Financial Reporting

During the year ended June 30, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended June 30, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Mr. Al Guarino, Mr. Allan Brett and Mr. Marc Lederman are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules). For a description of Mr. Al Guarino’s, Mr. Allan Brett’s and Mr. Marc Lederman’s relevant experience in financial matters, see each of their biographical descriptions under “Directors and Executive Officers” in the Registrant’s Annual Information Form for the year ended June 30, 2022, which is filed as Exhibit 99.1 to this Annual Report.

The Commission has indicated that the designation of each of Mr. Al Guarino, Mr. Allan Brett and Mr. Marc Lederman as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) (“Code of Ethics”), which is applicable to all of its directors, managers, officers and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics entitled “Code of Business Conduct and Ethics” is available on the Registrant’s website at www.sangoma.com.

In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’ auditor for the fiscal year ended June 30, 2022 was MNP LLP (PCAOB ID No. 1930).

The required disclosure is included under the heading “External Auditor Service Fees” in the Registrant’s Annual Information Form for the year ended June 30, 2022, which is filed as Exhibit 99.1 to this Annual Report, and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 21 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provide under the heading “Contractual Obligations” on page 20 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of that Mr. Al Guarino, Mr. Allan Brett and Mr. Marc Lederman. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2022, which is filed as Exhibit 99.1 to this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”).

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Nasdaq Rule 5250(d), and the Direct Registration Program requirement set forth in Nasdaq Rules 5210(c) and 5255; provided, however, that such issuer shall still comply with the Notification of Material Noncompliance requirement (Nasdaq Rule 5625), the Voting Rights requirement (Nasdaq Rule 5640), have an audit committee that satisfies Nasdaq Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Nasdaq Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5620(c), which requires a minimum quorum of 33-1/3% of the outstanding shares of common stock for a shareholder meeting, but instead follows its home country practice, pursuant to which, a quorum for a meeting of shareholders of the Registrant is all of the shareholders or two shareholders, whichever is less.

The foregoing is consistent with the laws, customs and practices in the Province of Ontario and Canada more generally.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including the attachments hereto, constitute are forward-looking statements within the meaning of Canadian securities legislation, Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended June 30, 2022 filed as Exhibit 99.1 to this Annual Report for a discussion of the risks, uncertainties, assumptions and other factors that could cause the actual results and performance of the Registrant to vary and deviate from those forward-looking statements. Readers are cautioned that such risks, uncertainties and assumptions are not exhaustive, and the Registrant does not undertake any obligation to update, modify or revise any forward-looking statements, whether as a result of future events, newly obtained information or otherwise, except as may be required by applicable laws. Moreover, given that forward-looking statements involve significant and inherent risks, uncertainties and assumptions, readers of this Annual Report are strongly advised not to place any undue reliance on any such information.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 26, 2022	Sangoma Technologies Corporation

	By:	/s/ William Wignall
	Name:	William Wignall
	Title:	President & Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2022.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2022 together with the independent auditor’s report thereon.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended June 30, 2022.
99.4	Consent of MNP LLP
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	Inline XBRL Instance Document (the instance documents does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)