Form 40-F/A
period 2023-06-30
Sangoma Technologies Corp
filed 2023-09-29
CIK 1753368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 40-F/A

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Sangoma Technologies Corporation (the “Registrant”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its original Annual Report on Form 40-F for the year ended June 30, 2023, which was filed with the Securities and Exchange Commission on September 27, 2023 (the “Original 2023 Annual Report”), in order to refile Exhibit 99.2 to the Original 2023 Annual Report.

This Amendment No. 1 consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibit 99.2, Exhibit 99.4 and Exhibit 99.5. Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original 2023 Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the Original 2023 Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40- F and has duly caused this Amendment No. 1 to this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 28, 2023

Sangoma Technologies Corporation

By:	/s/ Charles Salameh
Name:	Charles Salameh
Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2023.*
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2023 together with the independent auditor’s report thereon.**
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended June 30, 2023.*
99.4	Consent of KPMG LLP**
99.5	Consent of MNP LLP**
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
99.7	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.*
(101.INS)	Inline XBRL Instance Document (the instance documents does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(*) Filed as an exhibit to the Original 2023 Annual Report.

(**) Filed as an exhibit to this Amendment No. 1 to the Original 2023 Annual Report.