Form 40-F
period 2024-06-30
Sangoma Technologies Corp
filed 2024-09-18
CIK 1753368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024 Commission File Number 001-41175

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,340,159 Common Shares (as at June 30, 2024).
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

The following documents are filed as part of, and incorporated by reference in, this Annual Report on Form 40-F: (this “Annual Report”)

A.Annual Information Form

For the Registrant’s Annual Information Form for the year ended June 30, 2024 see Exhibit 99.1 of this Annual Report (the "Annual Information Form").

B.    Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2024, including the independent auditor’s report with respect thereto, see Exhibit 99.2 of this Annual Report.

C.    Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2024 (“MD&A”), see Exhibit 99.3 of this Annual Report.

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

E.    Changes in Internal Control over Financial Reporting

As provided under the heading “Controls and Procedures” in the MD&A, filed as Exhibit 99.3 to this Annual Report, which is incorporated by reference herein, a material weakness was previously identified during the year ended June 30, 2022, which resulted in modifications to our internal control over financial reporting during the year ended June 30, 2024. Except for the foregoing, there were no changes in the Registrant’s internal control over financial reporting during the year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended June 30, 2024.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’ auditor for the fiscal year ended June 30, 2024 was KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85).

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

CONTRACTUAL AND OTHER OBLIGATIONS

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See the section entitled “Audit Committee Information - Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form, which is filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by Nasdaq Rule 5606:

Board Diversity Matrix for Sangoma Technologies Corporation
As of September 18, 2024
To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—
Did Not Disclose Demographic Background	—

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the "Compensation Clawback Policy") as required by the Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Compensation Clawback Policy is attached hereto as Exhibit 97.1, which is incorporated by reference herein.

At no time during or after the fiscal year ended June 30, 2024, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Compensation Clawback Policy. As of June 30, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Compensation Clawback Policy to a prior restatement.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”).

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Nasdaq Rule 5250(d), and the Direct Registration Program requirement set forth in Nasdaq Rules 5210(c) and 5255; provided, however, that such issuer shall still comply with the Notification of Material Noncompliance requirement (Nasdaq Rule 5625), the Voting Rights requirement (Nasdaq Rule 5640), have an audit committee that satisfies Nasdaq Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Nasdaq Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Nasdaq Rule 5620(c), which requires a minimum quorum of 33-1/3% of the outstanding shares of common stock for a shareholder meeting, but instead follows its home country practice, pursuant to which, a quorum for a meeting of shareholders of the Registrant consists of (x) all of the shareholders or (y) two shareholders, whichever is less.

The foregoing is consistent with the laws, customs and practices in the Province of Ontario and Canada more generally.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including the attachments hereto, constitute forward-looking statements within the meaning of Canadian securities legislation, Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form filed as Exhibit 99.1 to this Annual Report (and incorporated by reference herein) for a discussion of the risks, uncertainties, assumptions and other factors that could cause the actual results and performance of the Registrant to vary and deviate from those forward-looking statements. Readers are cautioned that such risks, uncertainties and assumptions are not exhaustive, and the Registrant does not undertake any obligation to update, modify or revise any forward-looking statements, whether as a result of future events, newly obtained information or otherwise, except as may be required by applicable laws. Moreover, given that forward-looking statements involve significant and inherent risks, uncertainties and assumptions, readers of this Annual Report are strongly advised not to place any undue reliance on any such information.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report arises.

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

Date: September 18, 2024    Sangoma Technologies Corporation

By: /s/ Charles Salameh
Name: Charles Salameh
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
97.1	Compensation Clawback Policy
99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2024.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2024 together with the independent auditor’s report thereon.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended June 30, 2024
99.4	Consent of KPMG LLP
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	Inline XBRL Instance Document (the instance documents does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)