Form 40-F
period 2025-06-30
Sangoma Technologies Corp
filed 2025-09-17
CIK 1753368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025 Commission File Number 001-41175

SANGOMA TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Ontario, Canada                7370                Not applicable

(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No., if applicable)
Bay - Adelaide Centre, 333 Bay Street
Suite 3400
Toronto, Ontario, Canada M5H 2S7
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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,262,910 Common Shares (as at June 30, 2025).
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

The following documents are filed as part of, and incorporated by reference in, this Annual Report on Form 40-F: (this “Annual Report”)

A.Annual Information Form

For the Registrant’s Annual Information Form for the year ended June 30, 2025 see Exhibit 99.1 of this Annual Report (the "Annual Information Form").

B.    Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2025, including the independent auditor’s report with respect thereto, see Exhibit 99.2 of this Annual Report.

C.    Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2025 (“MD&A”), see Exhibit 99.3 of this Annual Report.

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

E.    Changes in Internal Control over Financial Reporting

As provided under the heading “Controls and Procedures” in the MD&A, filed as Exhibit 99.3 to this Annual Report, which is incorporated by reference herein, there were no changes in the Registrant’s internal control over financial reporting during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended June 30, 2025.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’ auditor for the fiscal year ended June 30, 2025 was KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85).

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
As of September 17, 2025
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

At no time during or after the fiscal year ended June 30, 2025, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Compensation Clawback Policy. As of June 30, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Compensation Clawback Policy to a prior restatement.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report, including the exhibits attached hereto, are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on June 30, 2025, based upon the average daily exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$ 1.3643. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ.

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

Date: September 17, 2025    Sangoma Technologies Corporation

By: /s/ Charles Salameh
Name: Charles Salameh
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
97.1	Compensation Clawback Policy
99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2025.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2025 together with the independent auditor’s report thereon.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended June 30, 2025
99.4	Consent of KPMG LLP
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	Inline XBRL Instance Document (the instance documents does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

5

SANGOMA TECHNOLOGIES CORPORATION

Consolidated financial statements for the

years ended June 30, 2025 and 2024

(in thousands of US dollars)

     Bay-Adelaide Centre,
333 Bay Street, Suite 3400,
Toronto, Ontario,
Canada M5H 2S7

Sangoma Technologies Corporation

Fiscal year June 30, 2025 and 2024

KPMG LLP
Vaughan Metropolitan Centre
100 New Park Place
Suite 1400
Vaughan, ON Canada L4K 0J3
Telephone (905) 265-5900
Fax (905) 265-6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sangoma Technologies Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sangoma Technologies Corporation (and subsidiaries) (the Company) as of June 30, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two‑year period ended June 30, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the financial performance and its cash flows for each of the years in the two‑year period ended June 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2022.

Vaughan, Ontario, Canada

September 17, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Sangoma Technologies Corporation
Consolidated statements of financial position
As at June 30, 2025, and June 30, 2024
(in thousands of US dollars, except per share data)

As at		June 30,	June 30,
	Note	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents	4	13,494	16,231
Trade and other receivables	4	15,131	18,596
Inventories	6	8,227	14,768
Sales tax receivable		231	485
Income tax receivable		484	956
Contract assets		1,172	1,479
Derivative assets	15	254	727
Other current assets		3,629	3,867
		42,622	57,109
Non-current assets
Property and equipment	7	6,433	8,394
Right-of-use assets	8	7,215	10,164
Intangible assets	9	91,124	124,128
Development costs	10	8,438	7,810
Deferred income tax assets	11	1,711	2,334
Goodwill	12	186,840	187,502
Contract assets		1,752	2,418
Derivative assets	15	41	320
Other non-current assets		369	466
		346,545	400,645
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,17(i)	15,552	21,450
Provisions	13	172	405
Sales tax payable		4,012	5,955
Income tax payable		647	115
Operating facility and loans	15	20,600	19,875
Contract liabilities	16	7,037	9,582
Lease obligations on right-of-use assets	8	1,456	2,722
		49,476	60,104
Long term liabilities
Operating facility and loans	15	27,300	57,950
Contract liabilities	16	2,695	3,072
Non-current lease obligations on right-of-use assets	8	6,752	8,562
Deferred income tax liabilities	11	4,297	9,895
Other non-current liabilities		1,830	1,332
		92,350	140,915
Shareholders’ equity
Share capital		380,126	380,986
Contributed surplus		20,949	20,053
Accumulated other comprehensive income		65	626
Accumulated deficit		(146,945)	(141,935)
		254,195	259,730
		346,545	400,645

Subsequent events (Note 21)
Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of loss and comprehensive loss
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

		June 30,	June 30,
	Note	2025	2024
		$	$
Revenue	19	236,692	247,284
Cost of sales		74,943	74,463
Gross profit		161,749	172,821

Expenses
Sales and marketing		50,974	57,840
Research and development	10	42,149	39,543
General and administration		37,129	43,191
Amortization of intangible assets	9	32,768	33,309
Interest expense (net)	4, 8 ,15	4,012	6,639
Restructuring and business integration costs		961	1,596
Loss on change in fair value of consideration payable	14	—	202
Loss on sale, divestiture of subsidiary	20	99	—
Loss before income tax		(6,343)	(9,499)
Provision for income taxes
Current	11	3,853	2,203
Deferred	11	(5,186)	(3,043)
Net loss		(5,010)	(8,659)

Other comprehensive loss
Items to be reclassified to net loss
Loss in fair value of interest rate swaps, net of tax	11,15	(561)	(709)
Comprehensive loss		(5,571)	(9,368)

Loss per share
Basic and diluted	17(iii)	$(0.15)	$(0.26)

Weighted average number of shares outstanding
Basic and diluted	17(iii)	33,497,223	33,249,889

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of changes in shareholders' equity
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
		#	$	$	$	$	$
Balance, July 1, 2023		33,038,367	379,924	18,132	1,335	(133,276)	266,115
Net loss		—	—	—	—	(8,659)	(8,659)
Change in fair value of interest rate swaps, net of tax	11, 15	—	—	—	(709)	—	(709)
Common shares issued for RSU exercised	17(i),17(ii)	301,792	1,062	(1,062)	—	—	—
Share-based compensation expense	17(ii)	—	—	2,983	—	—	2,983
Balance, June 30, 2024		33,340,159	380,986	20,053	626	(141,935)	259,730

Net loss		—	—	—	—	(5,010)	(5,010)
Change in fair value of interest rate swaps, net of tax	11, 15	—	—	—	(561)	—	(561)
Common shares issued for RSU exercised	17(i),17(ii)	362,492	2,012	(2,012)	—	—	—
Common shares purchased and cancelled, net of tax	17(i)	(439,741)	(2,872)	—	—	—	(2,872)
Share-based compensation expense	17(ii)	—	—	2,908	—	—	2,908
Balance, June 30, 2025		33,262,910	380,126	20,949	65	(146,945)	254,195
The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of cash flows
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

		June 30,	June 30,
	Note	2025	2024
Operating activities		$	$
Net loss		(5,010)	(8,659)
Adjustments for:
Depreciation of property and equipment	7	4,066	4,495
Depreciation of right-of-use assets	8	2,564	2,870
Amortization of intangible assets	9	32,768	33,309
Amortization of development costs	10	5,646	4,480
Income tax recovery	11	(1,333)	(840)
Income tax refunds (paid)		(2,325)	662
Share-based compensation expense	17(ii)	2,908	2,983
Unrealized foreign exchange loss		(50)	75
Accretion expense	8	301	394
Loss on disposal of property and equipment	7,20	220	393
Loss on change in fair value of consideration payable	14	—	202
Loss on sale, divestiture of subsidiary	20	99	—
Changes in working capital
Trade and other receivables		5,822	3,309
Inventories		3,651	3,202
Sales tax receivable		254	(212)
Contract assets		973	776
Other assets		197	509
Sales tax payable		(1,920)	88
Accounts payable and accrued liabilities		(4,581)	(2,627)
Provisions		(233)	168
Other non current liabilities		691	566
Contract liabilities		(2,922)	(1,897)
Net cash provided by operating activities		41,786	44,246
Investing activities
Purchase of property and equipment	7	(2,391)	(4,130)
Development costs	10	(6,448)	(6,782)
Net cash flows used in investing activities		(8,839)	(10,912)
Financing activities
Repayments of operating facility and loan	15	(29,925)	(23,000)
Repayment of lease obligations on right-of-use assets	8	(2,924)	(3,163)
Payment of consideration payable	14	—	(2,096)
Common shares purchased and canceled	17(i)	(2,835)	—
Net cash flows used in financing activities		(35,684)	(28,259)

Increase in cash and cash equivalents		(2,737)	5,075
Cash and cash equivalents, beginning of the year		16,231	11,156
Cash and cash equivalents, end of the year		13,494	16,231

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries as of June 30, 2025 are Sangoma Technologies Inc., and Sangoma US Inc. On December 31, 2024, the Company reorganized its U.S. operations by merging Digium Inc., Star2Star Communications LLC, VoIP Innovations LLC, E4 LLC and Sangoma Technologies US Inc. into Sangoma US Inc., which continues as the surviving operating U.S. entity. Additionally, Fonality Inc. was reorganized through an internal sale of its foreign subsidiaries (Fonality Pty Ltd and NetFortris Philippines Inc.) to Sangoma Technologies Inc. On June 30, 2025, Fonality Inc. was first merged into NetFortris Corporation before its merger into Sangoma US Inc. and subsequently NetFortris Acquisition Co., Inc. was dissolved. On June 30, 2025, Sangoma US Inc. also completed the sale of its wholly-owned subsidiary, VoIP Supply LLC (note 20), to PVG Technology Holdings, LLC. As a result of these transactions, Sangoma US Inc. now directly holds all remaining active U.S. operations.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is Bay-Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

(i) Statement of compliance and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(ii) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sangoma Technologies Inc. (Canada), Sangoma Technologies Ltd. (Ireland), Sangoma Technologies Private Ltd. (India), Sangoma US Inc. (United States), NetFortris Operating Co. Inc. (United States), Fonality Pty Ltd. (Australia), NetFortris (Philippines) Inc. (Philippines), and Sangoma Columbia S.A.S. (Columbia).

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

(iii) Financial instruments

Non-Derivative Financial Assets

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

•Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are related to payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss.

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

Business model assessment

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

Impairment of Financial Assets

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

(v) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a straight-line basis for all classes of property and equipment over their useful life as outlined below:

Leasehold improvements, tradeshow equipment, and software	5 years
Office furniture and computer equipment	3 - 5 years
Stockroom and production equipment	3 - 7 years

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

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

(vii) Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Purchased technology	6 - 10 years
Customer relationships	3 - 10 years
Brand	6 - 10 years
Other purchased intangibles	3 - 10 years

Amortization expense is included in the consolidated statements of loss and comprehensive loss in general and administration expense.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

(x) Foreign currency

The Company and all of its significant wholly-owned operating subsidiaries are measured in US dollar as the functional currency. Transactions in currencies other than USD are initially recorded in US dollars by applying the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in other than US dollar are revaluated at the foreign exchange rate at the reporting date. Foreign exchange differences arising on translation are recognized in the consolidated statement of loss and comprehensive loss.

(xi) Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(xii) Share-based payments

The Company has multiple components of its equity incentive plan including stock options, Deferred Share Units ("DSUs"), Performance Share Units (PSUs), and Restricted Share Units ("RSUs"). The Company uses the fair value based methods to measure share-based compensation for all share-based awards made to employees and directors. The grant date fair value of equity-settled share-based payments awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards.

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

Under the Omnibus Plan, the Company may grant participants Options, Deferred Share Units (DSUs), Performance Share Units (PSUs), and Restricted Share Units (RSUs). The DSUs, PSUs, and RSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
Company and as set out in the participant’s equity award agreement). All DSUs, PSUs, and RSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the
Company.

PSUs vest in full at the end of a three-year period. For PSUs granted prior to fiscal 2024, the final amount's 50% is based on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured based on the fair value of the awards at the grant date using the Monte Carlo simulation for the market-based performance targets, and based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days for the non-market-based performance targets. For PSUs granted from fiscal 2024, the final amount is based 100% on market-based performance targets.

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

(xv) Foreign currency hedging

The Company periodically enters into forward foreign currency exchange contracts to hedge the cash flow risk associated with forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivative contracts for speculative purposes. The contracts, which have not been designated as hedges for accounting purposes, are marked to market each period. The resulting gain or loss is recorded as foreign currency exchange (gain) loss on the consolidated statements of loss and comprehensive loss. The Company does not hold any forward foreign currency exchange contracts as at June 30, 2025, and June 30, 2024.

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of long-lived assets, business combinations, income taxes, estimated useful life of long-lived assets, internally generated development costs, the fair value of share-based payments, provision for expected credit losses, inventory obsolescence, investment tax credits receivable, fair value of interest rate swaps, contract costs, and assets held for sale. These estimates and judgments are further discussed below:

(i)Goodwill impairment testing and recoverability of long-lived assets

Goodwill and long-lived assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. The determination of the recoverable amount is subject to significant estimates related to the cash flows used in the model. The recoverable amounts of the cash-generating unit was estimated based on an assessment of value in use using a discounted cash flow approach and fair value less costs to sell. The approach uses cash flow projections based upon a financial forecast approved by management, covering a four-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate for value in use impairment analysis. Cash flows for the terminal period for fair value less costs to sell impairment analysis is determined using an exit multiple. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
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

(v)Internally generated development costs

Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria listed in Note 2(xiv). Otherwise, research and development costs are expensed as incurred.

(vi)Fair value of share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model and Monte Carlo simulation which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of the options. The Company has a significant number of share-based awards outstanding and expects to continue to make grants.

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
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

Investment tax credits are recorded based on management’s estimate that all conditions attached to its receipt have been met. The Company has significant investment tax credits receivable and expects to continue to apply for future tax credits as their research and development activities remain applicable.
(x)Fair value of interest rate swaps

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

(xi)Contract costs

Contract costs include customer acquisition costs, which consist primarily of sales commissions paid to sales personnel. These costs are deferred as a contract cost asset as they are considered to be incremental costs incurred to obtain a customer contract and amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate, including specifically identifiable expected renewals. The Company has determined this to be an average of 4.2 years. The Company uses judgment to determine the period of benefit by taking into consideration its customer contracts and customer life, life of its revenue generating platform technology and other factors.

(xii)Assets held for sale

When a disposal group is classified as held for sale, the assets and liabilities of the disposal group are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position.

Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell. The determination as to whether a disposal group meets the requirements to be classified as held for sale and the asset and liabilities to be included within the disposal group, requires management to exercise judgment when making these determinations.

Management must also exercise judgment when determining at which date all of the criteria are satisfied to be classified as held for sale. Management must also use estimates when determining the fair value less costs to sell of the disposal group to assess if the carrying value of the disposal group is greater than its recoverable amount.

4.    Financial instruments

The fair values of the cash, trade and other receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Derivative assets and liabilities are recorded at fair value.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
Cash and cash equivalents are comprised of:

	June 30,	June 30,
	2025	2024
	$	$
Cash at bank and on hand	13,494	16,231

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at June 30, 2025 and June 30, 2024 the Company had no demand deposits and cash equivalents.

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

The Company earns interest income from its liquidable money market deposit account to generate steady cash flows and to manage liquidity. The interest rate on the account is variable based on prevailing market rate.

		June 30,	June 30,
	Note	2025	2024
		$	$
Interest income		(242)	(25)
Interest expense	15	3,953	6,270
Accretion expense	8	301	394
Interest expense (net)		4,012	6,639

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

		June 30,	June 30,
	Note	2025	2024
		$	$
Trade receivables		10,631	16,025
Receivable related to working capital adjustment		—	2,571
Proceeds due on sale of VoIP Supply LLC	20	4,500	—
Trade and other receivables		15,131	18,596

During the year ended June 30, 2025, the Company received $982 cash (June 30, 2024 - $3,274) and had a reduction of $1,589 to the sales tax liability (June 30, 2024 - $nil) from the escrow account for the working capital provision related to certain indemnification assets recorded for liabilities assumed on the acquisition of NetFortris. The remaining balance is $nil as at June 30, 2025 (June 30, 2024 - $2,571). The funds held in the escrow accounts were settled in full and all final funds were released during the years ended June 30, 2025.

As at June 30, 2025, the Company recorded $4,500 in respect of the sale of VoIP Supply LLC. (note 20 ), all of which was received subsequent to year-end (note 21).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	June 30,	June 30,
	2025	2024
	$	$
Trade receivables aging:
0-30 days	9,294	12,229
31-90 days	812	2,995
Greater than 90 days	1,021	2,170
	11,127	17,394
Expected credit loss provision	(496)	(1,369)
Net trade receivables	10,631	16,025

The movement in the provision for expected credit losses can be reconciled as follows:

	June 30,	June 30,
	2025	2024
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(1,369)	(1,566)
Net change in expected credit loss provision during the year	873	197
Expected credit loss provision, ending balance	(496)	(1,369)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivables.

			June 30, 2025
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		0.49%	8.13%	37.61%
Trade receivables	$11,127	$9,294	$812	$1,021
Expected credit loss provision	$496	$46	$66	$384

			June 30, 2024
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		0.59%	7.28%	49.72%
Trade receivables	$17,394	$12,229	$2,995	$2,170
Expected credit loss provision	$1,369	$72	$218	$1,079

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at June 30, 2025:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	15,552	—	—	—	15,552
Sales tax payable	4,012	—	—	—	4,012
Operating facility and loans	20,600	18,413	8,887	—	47,900
Lease obligations on right of use assets	1,674	1,676	1,232	4,476	9,058
Other non-current liabilities	—	—	—	1,830	1,830
	41,838	20,089	10,119	6,306	78,352

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Australian Dollar (AUD), Canadian Dollars (CAD), Columbia Peso (COP), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), and Philippine Peso (PHP), therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at June 30, 2025, a 10% depreciation or appreciation of the AUD, CAD, COP, EUR, GBP, INR, and PHP currencies against the U.S. dollar would have resulted in an approximate $58 (June 30, 2024 - $46) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at June 30, 2025, a change in the interest rate of 1% per annum would have an impact of approximately $402 (June 30, 2024 - $622) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 15, the fair value of the interest rate swaps are a current asset of $254 and non-current asset of $41 on June 30, 2025 (June 30, 2024 - current asset of $727 and non-current asset of $320).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the year, and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

6.    Inventories

Inventories recognized in the consolidated statements of financial position are comprised of:

	June 30,	June 30,
	2025	2024
	$	$
Finished goods	4,310	10,740
Components and parts	5,263	5,537
	9,573	16,277
Provision for obsolescence	(1,346)	(1,509)
Net inventory carrying value	8,227	14,768

During the year ended June 30, 2025, inventories in the amount of $31,113 (June 30, 2024 - $33,960) were included in cost of sales.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software	and production	Tradeshow	Leasehold
	Note	equipment		equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2023		5,366	458	12,867	47	450	19,188
Additions		660	42	3,368	—	60	4,130
Disposals		(52)	—	(579)	—	—	(631)
Balance at June 30, 2024		5,974	500	15,656	47	510	22,687
Additions		804	—	1,587	—	—	2,391
Disposals		(3)	—	(606)	—	—	(609)
Disposal of VoIP Supply LLC	20	(113)	(82)	—	—	—	(195)
Balance at June 30, 2025		6,662	418	16,637	47	510	24,274

Accumulated depreciation
Balance at July 1, 2023		3,364	434	5,906	47	285	10,036
Depreciation expense		815	22	3,539	—	119	4,495
Disposals		—	—	(238)	—	—	(238)
Balance at June 30, 2024		4,179	456	9,207	47	404	14,293
Depreciation expense		721	15	3,295	—	35	4,066
Disposals		—	—	(389)	—	—	(389)
Disposal of VoIP Supply LLC	20	(74)	(55)	—	—	—	(129)
Balance at June 30, 2025		4,826	416	12,113	47	439	17,841

Net book value as at:
Balance at June 30, 2024		1,795	44	6,449	—	106	8,394
Balance at June 30, 2025		1,836	2	4,524	—	71	6,433

For the year ended June 30, 2025, depreciation expense of $812 (June 30, 2024 - $1,280) was recorded in general and administration expense in the consolidated statements of loss and comprehensive loss. Depreciation expense in the amount of $3,254 was included in cost of sales for the year ended June 30, 2025 (June 30, 2024 - $3,215).

For the year ended June 30, 2025, loss on disposal of $220 (June 30, 2024- $393) was recorded in general and administration expense in the consolidated statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2023		22,182
Additions		814
Terminations		(3,239)
Balance at June 30, 2024		19,757
Additions		93
Terminations		(4,504)
Disposal of VoIP Supply LLC	20	(1,149)
Balance at June 30, 2025		14,197
Accumulated depreciation and repayments
Balance as at July 1, 2023		9,030
Depreciation expense		2,870
Terminations		(2,307)
Balance at June 30, 2024		9,593
Depreciation expense		2,564
Terminations		(4,072)
Disposal of VoIP Supply LLC	20	(1,103)
Balance at June 30, 2025		6,982
Net book value as at:
June 30, 2024		10,164
June 30, 2025		7,215

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

	Note	Lease obligations
		$
Present value of leases
Balance as at July 1, 2023		14,331
Additions		814
Repayments		(3,163)
Accretion expense		394
Terminations		(1,086)
Effects of movements on exchange rates		(6)
Balance at June 30, 2024		11,284
Additions		93
Repayments		(2,924)
Accretion expense		301
Terminations		(502)
Effects of movements on exchange rates		5
Disposal of VoIP Supply LLC	20	(49)
Balance at June 30, 2025		8,208
Lease Obligations - Current		1,456
Lease Obligations - Non-current		6,752
		8,208
(1)Includes the impact of recognition exemptions including those for short-term and low-dollar value leases; includes the impact of judgment applied with regard to renewal options in the lease terms in which the Company is a lessee.

(2)Right-of-use assets opening balance includes the impact of estimated restoration costs.

Amounts recognized in consolidated statements of loss and comprehensive loss	June 30	June 30
	2025	2024
	$	$
Depreciation charge on right-of-use assets	2,564	2,870
Interest expense on lease obligations	301	394
Income from sub-leasing right-of-use assets	(573)	(244)
Expenses relating to leases of low-value assets	526	1,050

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2023		110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2024		110,123	126,456	6,787	2,748	246,114
Disposal of VoIP Supply LLC	20	—	(1,160)	(1,050)	—	(2,210)
Balance at June 30, 2025		110,123	125,296	5,737	2,748	243,904
Accumulated amortization
Balance at July 1, 2023		41,576	40,821	3,586	2,694	88,677
Amortization expense		17,683	14,948	624	54	33,309
Balance at June 30, 2024		59,259	55,769	4,210	2,748	121,986
Amortization expense		17,385	14,793	590	—	32,768
Disposal of VoIP Supply LLC	20	—	(1,160)	(814)	—	(1,974)
Balance at June 30, 2025		76,644	69,402	3,986	2,748	152,780
Net book value as at:
Balance at June 30, 2024		50,864	70,687	2,577	—	124,128
Balance at June 30, 2025		33,479	55,894	1,751	—	91,124

For the year ended June 30, 2025, amortization expense of intangible assets was $32,768 (June 30, 2024 - $33,309).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2023	12,051
Additions	6,782
Cost fully amortized	(309)
Investment tax credits	(822)
Balance at June 30, 2024	17,702
Additions	6,448
Investment tax credits	(174)
Balance at June 30, 2025	23,976

Accumulated amortization
Balance at July 1, 2023	(5,482)
Amortization	(4,480)
Cost fully amortized	70
Balance at June 30, 2024	(9,892)
Amortization	(5,646)
Balance at June 30, 2025	(15,538)

	June 30,	June 30,
	2025	2024
	$	$
Net capitalized development costs	8,438	7,810

Amortization expense is included in research and development expense in the consolidated statements of loss and comprehensive loss. For the year ended June 30, 2025, amortization was $5,646 (June 30, 2024 - $4,480 ). In addition to the above amortization, the Company has recognized $36,503 of engineering expenditures as expenses during the year ended June 30, 2025 (June 30, 2024 - $35,063).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
11.    Income tax

(a.) Amounts recognized in profit or loss:

	June 30, 2025	June 30, 2024
	$	$
Current tax expense
Current year	4,331	3,006
Changes in prior years position	(478)	(803)
	3,853	2,203
Deferred tax recovery
Origination and reversal of temporary differences	(5,139)	(4,733)
Changes in tax rate & deferred tax asset not recognized	53	918
Changes in prior years position	(100)	772
	(5,186)	(3,043)

(b.) Amounts recognized in OCI:

	June 30, 2025			June 30, 2024
	Before tax	Tax benefit	Net of tax	Before tax	Tax benefit	Net of tax
	$	$	$	$	$	$
Change in fair value of interest rate swaps, net of tax	(751)	190	(561)	(940)	231	(709)

(c.) Reconciliation of effective tax rate:

	June 30, 2025	June 30, 2024
	$	$
Loss before tax from continuing operations	(6,343)	(9,499)
Tax using the Company's domestic tax rate	(1,637)	(2,447)
Effect of tax rates in foreign jurisdictions	21	2
Changes in tax rate & deferred tax asset not recognized	53	918
Tax effect of:
Share based compensation	751	768
Other non-deductible expenses	(132)	9
Scientific Research and Experimental Development	(21)	88
Sale of VoIP Supply LLC	210	—
Gain on contingent consideration	—	52
Stock options deduction revaluation adjustment	—	(199)
Change in prior years position	(578)	(31)
	(1,333)	(840)

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
(d.) Movements in deferred tax balances:

	Balance at July 1, 2024				Balance at June 30, 2025
	DTA/(DTL)	Recognized in profit or loss	Recognized in OCI	Other	Net	DTA	DTL
	$	$	$	$	$	$	$
Non-deductible reserves	3,800	(1,047)	—	—	2,753	2,753	—
SR&ED investment tax credits, net of 12(1)(x)	2,364	53	—	(406)	2,011	2,011	—
Property, plant and equipment	(1,474)	404	—	—	(1,070)	—	(1,070)
Intangible assets including goodwill	(26,586)	6,757	—	—	(19,829)	—	(19,829)
Deferred development costs	(72)	884	—	—	812	812	—
Non-capital/Net operating losses carried forward	11,874	(667)	—	—	11,207	11,207	—
Right of use liabilities	2,896	(809)	—	—	2,087	2,087	—
Right of use assets & other	(2,605)	774	—	—	(1,831)	—	(1,831)
Share issuance cost	227	(227)	—	—	—	—	—
163J interest	2,434	(936)	—	—	1,498	1,498	—
Interest Swap	(418)	—	190	4	(224)	—	(224)
Tax assets (liabilities) before set-off	(7,560)	5,186	190	(402)	(2,586)	20,368	(22,954)
Set-off of tax						18,657	(18,657)
Net tax assets (liabilities)						1,711	(4,297)

	Balance at July 1, 2023				Balance at June 30, 2024
	DTA/(DTL)	Recognized in profit or loss	Recognized in OCI	Other	Net	DTA	DTL
	$	$	$	$	$	$	$
Non-deductible reserves	5,041	(1,241)	—	—	3,800	3,800	—
SR&ED investment tax credits, net of 12(1)(x)	2,193	(80)	—	251	2,364	2,364	—
Property, plant and equipment	(1,960)	486	—	—	(1,474)	49	(1,523)
Intangible assets including goodwill	(33,200)	6,614	—	—	(26,586)	—	(26,586)
Deferred development costs	(680)	608	—	—	(72)	—	(72)
Non-capital/Net operating losses carried forward	13,600	(1,726)	—	—	11,874	11,874	—
Right of use liabilities	3,621	(725)	—	—	2,896	2,896	—
Right of use assets & other	(3,320)	715	—	—	(2,605)	—	(2,605)
Share issuance cost	521	(294)	—	—	227	227	—
Equity Incentive Plan	152	(152)	—	—	—	—	—
163J interest	3,596	(1,162)	—		2,434	2,434	—
Interest Swap	(649)	—	231	—	(418)	—	(418)
Tax assets (liabilities) before set-off	(11,085)	3,043	231	251	(7,560)	23,644	(31,204)
Set-off of tax						21,310	(21,309)
Net tax assets (liabilities)						2,334	(9,895)

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
(e.) Unrecognized deferred tax asset:

	June 30, 2025		June 30, 2024
	Gross amount	Tax effect	Gross amount	Tax effect
	$	$	$	$
Capital losses carried forward Canada	41	10	41	10
Capital losses carried forward USA	12,885	3,271	12,885	3,302
Non-capital losses - STC Canada	48	12	48	12
Net operating loss - Australia	2,811	843	2,302	691

Capital losses carried forward do not expire while the non-capital loss will expire in 2042.

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note	$
Balance at July 1, 2023		187,502
Balance at June 30, 2024		187,502
Disposal of VoIP Supply LLC	20	(662)
Balance at June 30, 2025		186,840

There is no addition to goodwill for the year ended June 30, 2025.

The Company performed an annual impairment test for its single CGU as at June 30, 2025. The recoverable amount of the Company’s only CGU (“Sangoma”) was determined based on a fair value less costs to sell valuation model which used cash flow projections based on financial forecasts from management covering a four-year period and an after-tax discount rate of 11.0% (pre-tax – 12.7%) per annum. The terminal value beyond the four-year period was determined using an enterprise value to revenue exit multiple based on peer group valuations. The cash flow projections used in estimating the recoverable amount were generally consistent with results achieved historically adjusted for anticipated growth. The Company concluded that the carrying value of its CGU was lower than the recoverable amount, therefore no non-cash goodwill impairment charge was recognized in the year ended June 30, 2025 (year ended June 30, 2024 - $nil). As of June 30, 2025, the carrying value of the Sangoma CGU was $254,195 and the recoverable amount was $288,420 giving rise to a surplus of $34,225.

The Company performed sensitivities of key assumptions used in the impairment test at June 30, 2025 and determined that if all other assumptions were held constant:

•A 0.5% increase or decrease in the after-tax discount rate would change the estimated fair value by $5,300.

•A 10% increase or decrease in the revenue exit multiple used in determining the terminal value would change the estimated fair value by $22,000.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
13.    Provisions

$
Balance at July 1, 2023	237
Additional provision recognized during the year	168
Balance at June 30, 2024	405
Provision reversed during the year	(233)
Balance at June 30, 2025	172

The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Consideration payable

During the year ended June 30, 2025, the Company made payments of $nil (June 30, 2024 $2,096). As of June 30, 2025, the Company's has no outstanding balance of consideration payable (June 30, 2024 - $nil ).

The fair value of consideration payable as at June 30, 2025 is summarized below:

$
Opening balance, July 1, 2023	1,894
Payments	(2,096)
Remeasurement during the year	202
Ending balance, June 30, 2024	—
Ending balance, June 30, 2025	—

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and was scheduled to be fully repaid on September 30, 2025. The balance outstanding against this term loan facility as of June 30, 2025 is $nil (June 30, 2024 - $7,250). On March 24, 2025, the Company issued repayment notice for the prepayment of the remaining balance of $2,900. As at June 30, 2025, term loan facility balance of $nil (June 30, 2024 - $5,800) is classified as current and $nil (June 30, 2024 - $1,450) as long-term in the consolidated statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc. The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of June 30, 2025 is $15,313 (June 30, 2024 - $24,063). As at June 30, 2025, $8,750 (June 30, 2024 - $8,750) is classified as current and $6,563 (June 30, 2024 - $15,313) is classified as long-term in the consolidated statements of financial position.

(iii) On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 31, 2028. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
$788 and $2,963 thereafter. The first quarterly repayment of $2,963 was made on June 30, 2025. The balance outstanding against this term loan facility as of June 30, 2025 is $32,587 (June 30, 2024 - $37,912). As at June 30, 2025, $11,850 (June 30, 2024 - $5,325) is classified as current and $20,737 (June 30, 2024 - $32,587) is classified as long-term in the consolidated statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of June 30, 2025, there is no outstanding balance on the revolving credit facility (June 30, 2024 - $8,600).

For the year ended June 30, 2025, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $3,953 (June 30, 2024 - $6,270). During the year ended June 30, 2025, the Company borrowed $nil (June 30, 2024 - $nil) in term loans and repaid $21,325 (June 30, 2024 - $17,700) in term loans. The Company repaid $8,600 (June 30, 2024 - $5,300) in revolving credit facility.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at June 30, 2025, and June 30, 2024 the Company was in compliance with all covenants related to its credit agreements.

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

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of June 30, 2025, the notional amount of the interest rate swap was $15,313 (June 30, 2024 – $27,845). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2024 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at June 30, 2025, the fair value of the interest rate swap assets were valued at current of $254 (June 30, 2024 - $727) and non-current $41 (June 30, 2024 – $320). The current and non-current derivative assets were recorded in the consolidated statements of financial position.

For the year ended June 30, 2025, the change in fair value of the interest rate swaps, net of tax, was a loss of $561 (June 30, 2024 – a loss of $709) recorded in other comprehensive loss in the consolidated statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at June 30, 2025, and June 30, 2024 are below:

$
Opening balance, July 1, 2023	14,551
Revenue deferred during the year	38,500
Deferred revenue recognized as revenue during the year	(40,397)
Ending balance, June 30, 2024	12,654
Revenue deferred during the year	36,627
Deferred revenue recognized as revenue during the year	(39,549)
Ending balance, June 30, 2025	9,732

Contract liabilities - Current	7,037
Contract liabilities - Non-current	2,695
9,732

17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2025 and 2024, the Company’s issued and outstanding common shares consist of the following:

	June 30,	June 30,
	2025	2024
	#	#
Shares issued and outstanding:
Outstanding, beginning of the year	33,340,159	33,038,367
Shares purchased and cancelled	(439,741)	—
Shares issued upon exercise of RSUs	362,492	301,792
Outstanding, end of the year	33,262,910	33,340,159

During the year ended June 30, 2025, a total of nil (June 30, 2024 – nil) options were exercised for cash consideration of $nil (June 30, 2024 - $nil), and the Company recorded a charge of $nil (June 30, 2024 – $nil) from contributed surplus to share capital.

During the year ended June 30, 2025, a total of 362,492 (June 30, 2024 – 301,792) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $2,012 (June 30, 2024 – $1,062) from contributed surplus to share capital.

On March 25, 2025, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, the Company may, during the 12-month period commencing March 27, 2025 and ending no later than March 26, 2026, purchase up to 1,679,720 shares, representing 5% of the total number of 33,594,409 shares outstanding as of March 17, 2025, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
Under the term of the NCIB, during the year ended June 30, 2025, the Company purchased a total of 514,486 common shares (June 30, 2024 – nil) at an average price of $5.56 per share (June 30, 2024 - $nil), for total consideration of $2,859 (June 30, 2024 - $nil). During the year ended June 30, 2025, a total of 507,357 (June 30, 2024 – nil) of those common shares were settled and the Company recorded a total reduction of $2,872 (June 30, 2024 - $nil) in share capital for the value of share repurchased and settled, $2,835 was paid in cash and $37 was recorded in accounts payable and accrued liabilities. Of the 507,357 common shares that were settled in the year ended June 30, 2025, a total of 439,741 (June 30, 2024 - nil) of those common shares have been canceled as of year end and the remaining will be cancelled in the subsequent year.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

The Company did not provide its Broker with instructions to continue purchasing under its NCIB during the blackout period following the end of Fiscal 2025. As at June 30, 2025, the Company had no liability and was not required to pay the designated broker under the ASPP.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company.

RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period. For PSUs granted prior to fiscal 2024, the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, for the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days for the non-market-based performance targets. For PSUs granted during and after fiscal 2024, the final amount is based 100% on market-based performance targets.

For the year ended June 30, 2025, the Company recognized share-based compensation expense in the amount of $2,908 (June 30, 2024 - $2,983).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the year ended June 30, 2025 and June 30, 2024, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2023	723,051	13.58
Forfeited	(260,705)	(10.69)
Balance, June 30, 2024	462,346	15.21
Expired	(47,176)	(11.77)
Forfeited	(33,484)	(15.40)
Balance, June 30, 2025	381,686	15.62

The following table summarizes information about the stock options outstanding and exercisable at the end of each year:

	June 30,			June 30,
	2025			2024
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$7.01 - $9.00	84,120	64,510	2.00	116,000	58,117	3.00
$9.01 - $12.00	62,023	62,023	0.93	76,308	62,005	0.93
$12.01 - $15.00	42,000	34,143	1.75	45,000	25,325	2.75
$15.01 - $18.00	104,702	104,702	1.00	121,566	91,754	2.00
$18.01 - $20.00	22,856	21,468	1.00	22,856	15,740	2.00
$20.01 - $27.00	65,985	65,985	0.61	80,616	68,008	1.61
	381,686	352,831	1.22	462,346	320,949	2.08

Share Units

The following table summarizes information about the DSUs, RSUs and PSUs granted, exercised and forfeited during the year ended June 30, 2025.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2023	66,391	130,000	130,000	326,391
Awards granted during the year	105,695	412,300	805,200	1,323,195
Awards exercised during the year	—	—	(301,792)	(301,792)
Awards forfeited during the year	—	(42,500)	(26,251)	(68,751)
Awards outstanding June 30, 2024	172,086	499,800	607,157	1,279,043
Awards granted during the year	64,356	271,000	271,000	606,356
Awards exercised during the year	—	—	(362,492)	(362,492)
Awards forfeited during the year	—	(82,500)	(50,623)	(133,123)
Awards outstanding June 30, 2025	236,442	688,300	465,042	1,389,784

During the year ended June 30, 2025, 64,356 DSUs were granted (June 30, 2024 – 105,695). The fair value of each DSU issued during the year ended June 30, 2025 is $6.06 per share (June 30, 2024 – $3.07).

During the year ended June 30, 2025, 271,000 PSUs were granted (June 30, 2024 – 412,300). The average fair value tied to market-based performance targets for each PSU issued during the year ended June 30, 2025 is $6.68 per share (June 30, 2024 – $4.05 ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	June 30	June 30,
	2025	2024
Fair value per share	$6.68	$3.44 - $4.69
Expected volatility	64.00%	64.00%
Time to expiry	2.76 years	2.11 years -2.83 years
Risk-free interest rate	3.42%	4.40%

During the year ended June 30, 2025, 271,000 RSUs were granted (June 30, 2024 – 805,200). The average fair value of each RSU issued during the year ended June 30, 2025 is $5.65 per share (June 30, 2024 –$3.63 ).

During the year ended June 30, 2025, 362,492 RSUs were exercised and settled through the issuance of common shares (June 30, 2024 – 301,792).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

	June 30,	June 30,
	2025	2024
Number of shares:
Weighted average number of shares outstanding	33,497,223	33,249,889
Weighted average number of shares used in diluted earnings per share	33,497,223	33,249,889

Net loss	$(5,010)	$(8,659)

Loss per share
Basic and diluted	$(0.15)	$(0.26)

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	June 30,	June 30,
	2025	2024
DSU	236,442	172,086
PSU	688,300	499,800
RSU	465,042	607,157
Stock options	381,686	462,346
	1,771,470	1,741,389

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties as of and for the years ended June 30, 2025 and 2024.

Compensation of key management personnel

Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Company, including members of the Company's Board of Directors. The Company considers key management to be the members of the Board of Directors and five officers.

The remuneration of directors and other members of key management personnel during the fiscal years ended June 30, 2025 and 2024 were as follows:

	June 30	June 30,
	2025	2024
	$	$
Short-term benefits	3,150	3,500
Long-term benefits	56	86
Share-based payment transactions	2,617	2,571
Total compensation	5,823	6,157

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
19.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the years ended June 30, 2025 and 2024 as follows:

	June 30,	June 30,
	2025	2024
	$	$
Products	41,592	45,146
Services	195,100	202,138
Total revenues	236,692	247,284

The sales in each of these geographic locations for the years ended June 30, 2025 and 2024 as follows:

	June 30,	June 30,
	2025	2024
	$	$
USA	224,101	231,540
Others	12,591	15,744
Total revenues	236,692	247,284

The non-current assets, in US dollars, in each of the geographic locations as at June 30, 2025, and June 30, 2024 are below:

	June 30,	June 30,
	2025	2024
	$	$
USA	299,041	338,079
Others	4,882	5,457
Total non-current assets	303,923	343,536
Non-current assets included in Others primarily consists of assets held in Canada.

    20.    Disposal of VoIP Supply LLC

During fiscal 2025, the Company initiated plans for the disposal of substantially all of the assets and liabilities from VoIP Supply LLC, as part of its strategic realignment. In accordance with the criteria set out in IFRS 5, the Company determined that the assets and liabilities at VoIP Supply LLC met the criteria of a disposal group.

The associated assets and liabilities within the disposal group are measured at the lower of their carrying amounts and fair value less costs to sell. VoIP Supply LLC does not represent a separate operating segment under IFRS 8, as the Company considers the entire business of the Company from a single operating segment perspective and assesses the performance of the segment based on measures of profit and loss as well as assets and liabilities. As a result, the operating results of VoIP Supply LLC were not determined to meet the criteria of a discontinued operation under IFRS 5.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(in thousands of US dollars, except per share data)
On June 30, 2025, the Company completed the sale of the VoIP Supply LLC to PVG Technology Holdings, LLC for a total aggregate purchase price of $4,500 (the “Transaction”) which was recorded as a receivable at June 30, 2025 and collected subsequent to year-end (note 21) .

Below is the breakdown of the fair value recognized on sale:

As At
June 30,
2025
$
Consideration	4,500
Assets sold / Liabilities extinguished:
Trade and other receivables	2,143
Inventories	2,890
Other current assets	138
Property and equipment	66
Right-of-use assets	46
Intangible assets	236
Goodwill	662
Accounts payable and accrued liabilities	(2,038)
Sales tax payable	(23)
Lease obligations on right-of-use assets	(49)
Other non-current liabilities	(193)
Net assets (net of cash)	3,878
Closing expenses incurred	721
Loss on sale, divestiture of subsidiary	(99)

21.    Subsequent events

Sale of VoIP Supply LLC

As at July 31, 2025, the Company received $4,500 cash from PVG Technology Holdings, LLC for the total purchase price of the VoIP Supply LLC.

The One Big Beautiful Bill Act

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted, introducing amendments to U.S. tax laws with various effective dates. Key income tax-related provisions of the OBBBA include provisions related to bonus depreciation, research and development expenditures, interest expense deductibility, and revisions to international tax regimes. The Company is currently assessing the implications of these tax law changes. Since the OBBB Act was enacted subsequent to the Company’s balance sheet date, the Company’s tax provision for the twelve months ended June 30, 2025, does not incorporate the effects of these tax law changes

22.    Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issuance by the Board of Directors on September 17, 2025.