Form 40-F
period 2026-06-30
Sangoma Technologies Corp
filed 2026-09-28
CIK 1753368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026 Commission File Number 001-41175

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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,338,932 Common Shares (as at June 30, 2026).
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

The following documents are filed as part of, and incorporated by reference in, this Annual Report on Form 40-F: (this “Annual Report”)

A.Annual Information Form

For the Registrant’s Annual Information Form for the year ended June 30, 2026 see Exhibit 99.1 of this Annual Report (the "Annual Information Form").

B.    Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2026, including the independent auditor’s report with respect thereto, see Exhibit 99.2 of this Annual Report.

C.    Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended June 30, 2026 (“MD&A”), see Exhibit 99.3 of this Annual Report.

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

E.    Changes in Internal Control over Financial Reporting

During the year ended June 30, 2026, the Registrant continued to implement its new ERP system in stages in order to enhance the efficiency and consistency of its financial processes (the "ERP Rollout"). As described under the heading "Controls and Procedures" in the MD&A, filed as Exhibit 99.3 to this Annual Report, which is incorporated in its entirety by reference herein, management identified a material weakness in internal control over financial reporting relating to the Registrant's revenue recognition and deferred revenue reconciliation processes, which resulted from the Registrant's risk assessment process not identifying, at a sufficient level of precision, the incremental controls needed as the Registrant transitioned to the ERP Rollout. Management has implemented certain remediation measures in response, which resulted in changes to the Registrant's internal control over financial reporting during the year ended June 30, 2026. Except as otherwise described herein with respect to this material weakness, there were no other changes in the Registrant's internal control over financial reporting during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the year ended June 30, 2026.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant’ auditor for the fiscal year ended June 30, 2026 was KPMG LLP (Vaughan, Canada, PCAOB ID No.: 85).

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
As of September 28, 2026
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

At no time during or after the fiscal year ended June 30, 2026, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Compensation Clawback Policy. As of June 30, 2026, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Compensation Clawback Policy to a prior restatement.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report, including the exhibits attached hereto, are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on June 30, 2026, based upon the average daily exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$ 1.421. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ.

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

Date: September 28, 2026    Sangoma Technologies Corporation

By: /s/ Charles Salameh
Name: Charles Salameh
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
97.1	Compensation Clawback Policy
99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2026
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2026 together with the independent auditor’s report thereon.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the year ended June 30, 2026
99.4	Consent of KPMG LLP
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
(101.INS)	Inline XBRL Instance Document (the instance documents does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
(101.SCH)	Inline XBRL Taxonomy Extension Schema Document
(101.CAL)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
(101.DEF)	Inline XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	Inline XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

5

SANGOMA TECHNOLOGIES CORPORATION

Consolidated financial statements for the

years ended June 30, 2026 and 2025

(in thousands of US dollars)

     Bay-Adelaide Centre,
333 Bay Street, Suite 3400,
Toronto, Ontario,
Canada M5H 2S7

Sangoma Technologies Corporation

Fiscal year ended June 30, 2026 and 2025

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Canada
Tel (905) 265-5900
Fax (905) 265-6390

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sangoma Technologies Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sangoma Technologies Corporation (and subsidiaries) (the Company) as of June 30, 2026 and 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

September 28, 2026

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Sangoma Technologies Corporation
Consolidated statements of financial position
As at June 30, 2026, and June 30, 2025
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2026	2025
		$	$
Assets
Current assets
Cash and cash equivalents	4	10,431	13,494
Trade and other receivables	4	11,305	15,131
Inventories	6	4,762	8,227
Sales tax receivable		837	231
Income tax receivable		1,225	484
Contract assets		1,046	1,172
Derivative assets	14	64	254
Other current assets		4,043	3,629
		33,713	42,622
Non-current assets
Property and equipment	7	4,797	6,433
Right-of-use assets	8	5,909	7,215
Intangible assets	9	59,012	91,124
Development costs	10	8,235	8,438
Deferred income tax assets	11	3,707	1,711
Goodwill	12	118,446	186,840
Contract assets		1,273	1,752
Derivative assets	14	—	41
Other non-current assets		419	369
		235,511	346,545
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,	14,557	15,552
Provisions	13	142	172
Sales tax payable		1,365	4,012
Income tax payable		382	647
Operating facility and loans	14	18,412	20,600
Contract liabilities	15	6,711	7,037
Lease obligations on right-of-use assets	8	1,570	1,456
		43,139	49,476
Long term liabilities
Operating facility and loans	14	8,888	27,300
Contract liabilities	15	1,894	2,695
Non-current lease obligations on right-of-use assets	8	5,308	6,752
Deferred income tax liabilities	11	—	4,297
Other non-current liabilities		1,628	1,830
		60,857	92,350
Shareholders’ equity
Share capital		380,859	380,126
Contributed surplus		21,822	20,949
Accumulated other comprehensive income		12	65
Accumulated deficit		(228,039)	(146,945)
		174,654	254,195
		235,511	346,545

Subsequent events (Note 20)

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director
The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of loss and comprehensive loss
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2026	2025
		$	$
Revenue	18	200,065	236,692
Cost of sales		56,402	74,943
Inventory write-down	6	3,000	—
Gross profit		140,663	161,749

Expenses
Sales and marketing		48,866	50,974
Research and development	10	42,904	42,149
General and administration		30,406	37,129
Amortization of intangible assets	9	32,112	32,768
Interest expense (net)	4, 8 ,14	2,024	4,012
Restructuring and business integration costs		2,506	961
Goodwill impairment	12	68,394	—
Loss on sale, divestiture of subsidiary	19	—	99
Loss before income tax		(86,549)	(6,343)
Provision for income taxes
Current	11	563	3,853
Deferred	11	(6,018)	(5,186)
Net loss		(81,094)	(5,010)

Other comprehensive loss
Items to be reclassified to net loss
Loss in fair value of interest rate swaps, net of tax	11,14	(173)	(561)
Foreign currency translation gain		120	—
Comprehensive loss		(81,147)	(5,571)

Loss per share
Basic and diluted	16(iii)	$(2.44)	$(0.15)

Weighted average number of shares outstanding
Basic and diluted	16(iii)	33,244,861	33,497,223

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of changes in shareholders' equity
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
		#	$	$	$	$	$
Balance, July 1, 2024		33,340,159	380,986	20,053	626	(141,935)	259,730
Net loss		—	—	—	—	(5,010)	(5,010)
Change in fair value of interest rate swaps, net of tax	11, 14	—	—	—	(561)	—	(561)
Common shares issued for RSU exercised	16(i),16(ii)	362,492	2,012	(2,012)	—	—	—
Common shares purchased and cancelled, net of tax	4	(439,741)	(2,872)	—	—	—	(2,872)
Share-based compensation expense	16(ii)	—	—	2,908	—	—	2,908
Balance at June 30, 2025		33,262,910	380,126	20,949	65	(146,945)	254,195

Net loss		—	—	—	—	(81,094)	(81,094)
Change in fair value of interest rate swaps, net of tax	11, 14	—	—	—	(173)	—	(173)
Change in cumulative impact of foreign currency		—	—	—	120	—	120
Common shares issued under employee share purchase plan	16(i)	29,650	157	(9)	—	—	148
Common shares issued for RSU exercised	16(i),16(ii)	317,066	1,604	(1,604)	—	—	—
Common shares purchased and cancelled, net of tax	16(i)	(270,694)	(1,028)	—	—	—	(1,028)
Share-based compensation expense	16(ii)	—	—	2,486	—	—	2,486
Balance at June 30, 2026		33,338,932	380,859	21,822	12	(228,039)	174,654
The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of cash flows
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2026	2025
Operating activities		$	$
Net loss		(81,094)	(5,010)
Adjustments for:
Depreciation of property and equipment	7	3,250	4,066
Depreciation of right-of-use assets	8	1,508	2,564
Amortization of intangible assets	9	32,112	32,768
Amortization of development costs	10	6,147	5,646
Income tax recovery	11	(5,455)	(1,333)
Income tax paid		(1,381)	(2,325)
Share-based compensation expense	16(ii)	2,486	2,908
Unrealized foreign exchange gain (loss)		15	(50)
Goodwill impairment	12,19	68,394	—
Accretion expense	8	225	301
Loss on disposal of property and equipment	7	170	220
Loss on sale, divestiture of subsidiary	20	—	99
Changes in working capital
Trade and other receivables		(674)	5,822
Inventories		3,465	3,651
Sales tax receivable		(606)	254
Contract assets		605	973
Other assets		(464)	197
Sales tax payable		(2,647)	(1,920)
Accounts payable and accrued liabilities		(995)	(4,581)
Provisions		(30)	(233)
Other non current liabilities		(202)	691
Contract liabilities		(1,127)	(2,922)
Net cash provided by operating activities		23,702	41,786
Investing activities
Purchase of property and equipment	7	(1,784)	(2,391)
Development costs	10	(6,246)	(6,448)
Proceeds from sale of VoIP Supply LLC	19	4,500	—
Net cash flows used in investing activities		(3,530)	(8,839)
Financing activities
Repayments of operating facility and loan	14	(20,600)	(29,925)
Repayment of lease obligations on right-of-use assets	8	(1,755)	(2,924)
Common shares issued under employee share purchase plan	16(i)	148	—
Common shares purchased and canceled	16(i)	(1,028)	(2,835)
Net cash flows used in financing activities		(23,235)	(35,684)

Decrease in cash and cash equivalents		(3,063)	(2,737)
Cash and cash equivalents, beginning of the year		13,494	16,231
Cash and cash equivalents, end of the year		10,431	13,494

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, and its legal name is Sangoma Technologies Corporation. Its primary operating subsidiaries as of June 30, 2026 are Sangoma Technologies Inc., and Sangoma US Inc.. As a result of the reorganization activities completed during fiscal 2025, Sangoma US Inc. is now the single operating subsidiary in the United States of America responsible for all businesses in the United States. On June 30, 2025, Sangoma US Inc. also completed the sale of its wholly-owned subsidiary, VoIP Supply LLC (note 19), to PVG Technology Holdings, LLC. As a result of these transactions, Sangoma US Inc. now directly holds all remaining active U.S. operations.

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
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
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
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
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
For the years ended June 30, 2026 and 2025
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
For the years ended June 30, 2026 and 2025
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

Amortization expense is shown as a separate line item on the consolidated statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
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
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
Principal vs. Agent

A portion of the Company’s revenues are generated through sales by resellers who offer add-ons which may not be controlled by the Company prior to transfer to the customer. The Company does not recognize any revenue for these add-ons.

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

Under the Legacy Plan (as defined in note 16(ii)), the Company grants stock options to its employees. Stock options vest over and expire after various periods of time. The general vesting policy is 25% of the options vest on the first anniversary of the grant and the remainder vest in equal amounts every 3 months thereafter until the fourth anniversary of the commencement date. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

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
For the years ended June 30, 2026 and 2025
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
For the years ended June 30, 2026 and 2025
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

(xv) Foreign currency hedging

The Company periodically enters into forward foreign currency exchange contracts to hedge the cash flow risk associated with forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivative contracts for speculative purposes. The contracts, which have not been designated as hedges for accounting purposes, are marked to market each period. The resulting gain or loss is recorded as foreign currency exchange (gain) loss on the consolidated statements of loss and comprehensive loss. The Company does not hold any forward foreign currency exchange contracts as at June 30, 2026, and June 30, 2025.

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
For the years ended June 30, 2026 and 2025
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
For the years ended June 30, 2026 and 2025
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

(xxii) Upcoming accounting pronoucement - IFRS 18

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements, and is effective for annual periods beginning on or after January 1, 2027. The Company intends to adopt IFRS 18 for its annual period beginning July 1, 2027, applied retrospectively, and does not intend to early adopt.

IFRS 18 requires all income and expenses in the statement of profit or loss to be classified into five defined categories: operating, investing, financing, income taxes, and discontinued operations. It also introduces disclosure requirements for management-defined performance measures ("MPMs"), being non-IFRS subtotals used in public communications outside the financial statements.

The Company is currently assessing the impact on its consolidated financial statements. Based on its preliminary review, certain line items — including interest expense (net), foreign currency exchange loss, loss on change in fair value of consideration payable, and loss on sale or divestiture of subsidiary — will require reclassification within the statement of loss. The full impact of adoption has not yet been quantified.

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

(i)Goodwill impairment testing and recoverability of long-lived assets

Goodwill and long-lived assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. The determination of the recoverable amount is subject to significant estimates related to the cash flows used in the model. The recoverable amounts of the cash-generating unit was estimated based on an assessment of fair value less cost of disposal (FVLCD) using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the terminal period for fair value less costs to sell is determined using an exit multiple. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(ii)Business combinations

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
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
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

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

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
Cash and cash equivalents are comprised of:

	June 30	June 30
	2026	2025
	$	$
Cash at bank and on hand	10,431	13,494

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at June 30, 2026 and June 30, 2025 the Company had no demand deposits and cash equivalents.

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

		June 30	June 30
	Note	2026	2025
		$	$
Interest income		(365)	(242)
Interest expense	14	2,164	3,953
Accretion expense	8	225	301
Interest expense (net)		2,024	4,012

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

		June 30	June 30
	Note	2026	2025
		$	$
Trade receivables		11,305	10,631
Proceeds due on sale of VoIP Supply LLC	19	—	4,500
Trade and other receivables		11,305	15,131

As at June 30, 2025, the Company recorded $4,500 in respect of proceeds due on the the sale of VoIP Supply LLC. (note 19 ), all of which was received during the year ended June 30, 2026.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

	June 30	June 30
	2026	2025
	$	$
Trade receivables aging:
0-30 days	9,865	9,294
31-90 days	1,462	812
Greater than 90 days	317	1,021
	11,644	11,127
Expected credit loss provision	(339)	(496)
Net trade receivables	11,305	10,631

The movement in the provision for expected credit losses can be reconciled as follows:

	June 30	June 30
	2026	2025
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(496)	(1,369)
Net change in expected credit loss provision during the year	157	873
Expected credit loss provision, ending balance	(339)	(496)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivables.

			June 30, 2026
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		0.45%	8.41%	54.26%
Trade receivables	$11,644	$9,865	$1,462	$317
Expected credit loss provision	$339	$44	$123	$172

			June 30, 2025
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		0.49%	8.13%	37.61%
Trade receivables	$11,127	$9,294	$812	$1,021
Expected credit loss provision	$496	$46	$66	$384

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
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
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

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at June 30, 2026:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	14,557	—	—	—	14,557
Sales tax payable	1,365	—	—	—	1,365
Operating facility and loans	18,412	8,888	—	—	27,300
Lease obligations on right of use assets	1,772	1,282	1,162	3,315	7,531
Other non-current liabilities	—	—	—	1,628	1,628
	36,106	10,170	1,162	4,943	52,381

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Australian Dollar (AUD), Canadian Dollars (CAD), Columbia Peso (COP), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), and Philippine Peso (PHP), therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at June 30, 2026, a 10% depreciation or appreciation of the AUD, CAD, COP, EUR, GBP, INR, and PHP currencies against the U.S. dollar would have resulted in an approximate $87 (June 30, 2025 - $58) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 14) which bears interest at a floating rate. As at June 30, 2026, a change in the interest rate of 1% per annum would have an impact of approximately $240 (June 30, 2025 - $402) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 14) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 14, the fair value of the interest rate swaps are a current asset of $64 and non-current asset of $nil on June 30, 2026 (June 30, 2025 - current asset of $254 and non-current asset of $41).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the year, and apart from the financial covenants as discussed in Note 14, the Company is not subject to any other capital requirements imposed by external parties.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
6.    Inventories

Inventories recognized in the consolidated statements of financial position are comprised of:

	June 30	June 30
	2026	2025
	$	$
Finished goods	3,030	4,310
Components and parts	2,065	5,263
	5,095	9,573
Provision for obsolescence	(333)	(1,346)
Net inventory carrying value	4,762	8,227

During the the year ended June 30, 2026, the Company recorded a non-cash inventory write-down of $3,000 due to the Company exiting the legacy connectivity products including the IP telephony cards and session board controllers. The charge was recorded in Inventory write-down in the consolidated statements of loss and comprehensive loss

Excluding the impact of the Inventory write-down, during the year ended June 30, 2026, inventories in the amount of $9,117 (June 30, 2025 - $31,113) were included in cost of sales.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software	and production	Tradeshow	Leasehold
	Note	equipment		equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2024		5,974	500	15,656	47	510	22,687
Additions		804	—	1,587	—	—	2,391
Disposals		(3)	—	(606)	—	—	(609)
Disposal of VoIP Supply LLC	19	(113)	(82)	—	—	—	(195)
Balance at June 30, 2025		6,662	418	16,637	47	510	24,274
Additions		220	—	1,261	—	303	1,784
Disposals		—	—	(764)	—	—	(764)
Balance at June 30, 2026		6,882	418	17,134	47	813	25,294

Accumulated depreciation
Balance at July 1, 2024		4,179	456	9,207	47	404	14,293
Depreciation expense		721	15	3,295	—	35	4,066
Disposals		—	—	(389)	—	—	(389)
Disposal of VoIP Supply LLC	19	(74)	(55)	—	—	—	(129)
Balance at June 30, 2025		4,826	416	12,113	47	439	17,841
Depreciation expense		1,037	2	2,150	—	61	3,250
Disposals		—	—	(594)	—	—	(594)
Balance at June 30, 2026		5,863	418	13,669	47	500	20,497

Net book value as at:
Balance at June 30, 2025		1,836	2	4,524	—	71	6,433
Balance at June 30, 2026		1,019	—	3,465	—	313	4,797

For the year ended June 30, 2026, depreciation expense of $781 (June 30, 2025 - $812) was recorded in general and administration expense in the consolidated statements of loss and comprehensive loss. Depreciation expense in the amount of $2,469 was included in cost of sales for the year ended June 30, 2026 (June 30, 2025 - $3,254).

For the year ended June 30, 2026, loss on disposal of $170 (June 30, 2025- $220) was recorded in general and administration expense in the consolidated statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2024		19,757
Additions		93
Terminations		(4,504)
Disposal of VoIP Supply LLC	19	(1,149)
Balance at June 30, 2025		14,197
Additions		215
Effects of movements on exchange rates		(16)
Balance at June 30, 2026		14,396

Accumulated depreciation and repayments
Balance as at July 1, 2024		9,593
Depreciation expense		2,564
Terminations		(4,072)
Disposal of VoIP Supply LLC	19	(1,103)
Balance at June 30, 2025		6,982
Depreciation expense		1,508
Effects of movements on exchange rates		(3)
Balance at June 30, 2026		8,487
Net book value as at:
June 30, 2025		7,215
June 30, 2026		5,909

	Note	Lease obligations
		$
Present value of leases
Balance as at July 1, 2024		11,284
Additions		93
Repayments		(2,924)
Accretion expense		301
Terminations		(502)
Effects of movements on exchange rates		5
Disposal of VoIP Supply LLC	19	(49)
Balance at June 30, 2025		8,208
Additions		215
Repayments		(1,755)
Accretion expense		225
Effects of movements on exchange rates		(15)
Balance at June 30, 2026		6,878
Lease Obligations - Current		1,570
Lease Obligations - Non-current		5,308
		6,878

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

Amounts recognized in consolidated statements of loss and comprehensive loss	June 30	June 30
	2026	2025
	$	$
Depreciation charge on right-of-use assets	1,508	2,564
Interest expense on lease obligations	225	301
Income from sub-leasing right-of-use assets	(772)	(573)
Expenses relating to leases of low-value assets	191	526

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2024		110,123	126,456	6,787	2,748	246,114
Disposal of VoIP Supply LLC	19	—	(1,160)	(1,050)	—	(2,210)
Balance at June 30, 2025		110,123	125,296	5,737	2,748	243,904
Balance at June 30, 2026		110,123	125,296	5,737	2,748	243,904

Accumulated amortization
Balance at July 1, 2024		59,259	55,769	4,210	2,748	121,986
Amortization expense		17,385	14,793	590	—	32,768
Disposal of VoIP Supply LLC	19	—	(1,160)	(814)	—	(1,974)
Balance at June 30, 2025		76,644	69,402	3,986	2,748	152,780
Amortization expense		16,807	14,793	512	—	32,112
Balance at June 30, 2026		93,451	84,195	4,498	2,748	184,892
Net book value as at:
Balance at June 30, 2025		33,479	55,894	1,751	—	91,124
Balance at June 30, 2026		16,672	41,101	1,239	—	59,012

For the year ended June 30, 2026, amortization expense of intangible assets was $32,112 (June 30, 2025 - $32,768).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2024	17,702
Additions	6,448
Investment tax credits	(174)
Balance at June 30, 2025	23,976
Additions	6,246
Investment tax credits	(302)
Balance at June 30, 2026	29,920

Accumulated amortization
Balance at July 1, 2024	(9,892)
Amortization	(5,646)
Balance at June 30, 2025	(15,538)
Amortization	(6,147)
Balance at June 30, 2026	(21,685)

	June 30	June 30
	June 30
	2026	2025
	$	$
Net capitalized development costs	8,235	8,438

Amortization expense is included in research and development expense in the consolidated statements of loss and comprehensive loss. For the year ended June 30, 2026, amortization was $6,147 (June 30, 2025 - $5,646 ). In addition to the above amortization, the Company has recognized $36,757 of engineering expenditures as expenses during the year ended June 30, 2026 (June 30, 2025 - $36,503).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
11.    Income tax

(a.) Amounts recognized in profit or loss:

	June 30	June 30
	2026	2025
	$	$
Current tax expense
Current year	256	4,331
Changes in prior years position	307	(478)
	563	3,853
Deferred tax recovery
Origination and reversal of temporary differences	(6,087)	(5,139)
Changes in tax rate & deferred tax asset not recognized	99	53
Changes in prior years position	(30)	(100)
	(6,018)	(5,186)

(b.) Amounts recognized in OCI:

	June 30			June 30
	2026			2025
	Before tax	Tax benefit	Net of tax	Before tax	Tax benefit	Net of tax
	$	$	$	$	$	$
Change in fair value of interest rate swaps, net of tax	(231)	58	(173)	(751)	190	(561)

(c.) Reconciliation of effective tax rate:

	June 30	June 30
	2026	2025
	$	$
Loss before tax from continuing operations	(86,549)	(6,343)
Tax using the Company's domestic tax rate	(22,211)	(1,637)
Effect of tax rates in foreign jurisdictions	510	21
Changes in tax rate & deferred tax asset not recognized	99	53
Tax effect of:
Share based compensation	638	751
Other non-deductible expenses	(72)	(132)
Scientific Research and Experimental Development	85	(21)
Impact of Section 382 limitation	148	—
Sale of VoIP Supply LLC	—	210
Goodwill impairment	15,071	—
Change in prior years position	277	(578)
	(5,455)	(1,333)

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
(d.) Movements in deferred tax balances:

	Balance at July 1, 2025				Balance at June 30, 2026
	DTA/(DTL)	Recognized in profit or loss	Recognized in OCI	Other	Net	DTA	DTL
	$	$	$	$	$	$	$
Non-deductible reserves	2,753	(810)	—	—	1,943	1,943	—
SR&ED investment tax credits, net of 12(1)(x)	2,011	62	—	(48)	2,025	2,025	—
Property, plant and equipment	(1,070)	234	—	—	(836)	—	(836)
Intangible assets including goodwill	(19,829)	9,189	—	—	(10,640)	—	(10,640)
Deferred development costs	812	(2,287)	—	—	(1,475)	—	(1,475)
Non-capital/Net operating losses carried forward	11,207	867	—	—	12,074	12,074	—
Right of use liabilities	2,087	(381)	—	—	1,706	1,706	—
Right of use assets & other	(1,831)	370	—	—	(1,461)	—	(1,461)
US R&D Investment Tax Credits	—	—	—	254	254	254	—
163J interest	1,498	(1,226)	—	—	272	272	—
Interest Swap	(224)	—	58	12	(154)	—	(154)
Tax assets (liabilities) before set-off	(2,586)	6,018	58	218	3,708	18,274	(14,566)
Set-off of tax						14,567	(14,566)
Net tax assets (liabilities)						3,707	—

	Balance at July 1, 2024				Balance at June 30, 2025
	DTA/(DTL)	Recognized in profit or loss	Recognized in OCI	Other	Net	DTA	DTL
	$	$	$	$	$	$	$
Non-deductible reserves	3,800	(1,047)	—	—	2,753	2,753	—
SR&ED investment tax credits, net of 12(1)(x)	2,364	53	—	(406)	2,011	2,011	—
Property, plant and equipment	(1,474)	404	—	—	(1,070)	—	(1,070)
Intangible assets including goodwill	(26,586)	6,757	—	—	(19,829)	—	(19,829)
Deferred development costs	(72)	884	—	—	812	812	—
Non-capital/Net operating losses carried forward	11,874	(667)	—	—	11,207	11,207	—
Right of use liabilities	2,896	(809)	—	—	2,087	2,087	—
Right of use assets & other	(2,605)	774	—	—	(1,831)	—	(1,831)
Share issuance cost	227	(227)	—	—	—	—	—
163J interest	2,434	(936)	—		1,498	1,498	—
Interest Swap	(418)	—	190	4	(224)	—	(224)
Tax assets (liabilities) before set-off	(7,560)	5,186	190	(402)	(2,586)	20,368	(22,954)
Set-off of tax						18,657	(18,657)
Net tax assets (liabilities)						1,711	(4,297)

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
(e.) Unrecognized deferred tax asset:

	June 30		June 30
	2026		2025
	Gross amount	Tax effect	Gross amount	Tax effect
	$	$	$	$
Capital losses carried forward Canada	41	10	41	10
Capital losses carried forward USA	12,885	3,234	12,885	3,271
Non-capital losses - STC Canada	48	12	48	12
Net operating loss - Australia	3,364	1,009	2,811	843

Capital losses carried forward do not expire while the non-capital loss will expire in 2042.

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note	$
Balance at July 1, 2024		187,502
Disposal of VoIP Supply LLC	19	(662)
Balance at June 30, 2025		186,840
Goodwill Impairment		(68,394)
Balance at June 30, 2026		118,446

There is no addition to goodwill for the year ended June 30, 2026 and June 30, 2025.

The Company performed an annual impairment test for its single CGU as at June 30, 2026. The recoverable amount of the Company’s only CGU (“Sangoma”) was determined based on a fair value less costs to sell valuation model which used cash flow projections based on financial forecasts from management covering a five-year period and an after-tax discount rate of 14.5% to 16.3% (pre-tax – 17.6% to 19.8% ) per annum. The terminal value beyond the five-year period was determined using an enterprise value to earnings before interest, taxes, depreciation, amortization, and EV/EBITDA exit multiple based on peer group valuations. The cash flow projections used in estimating the recoverable amount were generally consistent with results achieved historically adjusted for anticipated growth. The Company concluded that the carrying value of its CGU was higher than the recoverable amount, therefore, a $68,394 non-cash goodwill impairment charge was recognized in the year ended June 30, 2026 (year ended June 30, 2025 - $nil). As of June 30, 2026, the carrying value of the Sangoma CGU was $241,322 and the recoverable amount was $172,928 giving rise to a deficiency of $68,394.

The Company performed sensitivities of key assumptions used in the impairment test at June 30, 2026 and determined that if all other assumptions were held constant:

•A 0.5% increase or decrease in the after-tax discount rate would change the estimated fair value by $3,400.

•A 0.25 times increase or decrease in the EV/EBITDA exit multiple used in determining the terminal value would change the estimated fair value by $6,500.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

13.    Provisions

$
Balance at July 1, 2024	405
Provision reversed during the year	(233)
Balance at June 30, 2025	172
Provision reversed during the year	(30)
Balance at June 30, 2026	142

The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a loan facility with two banks and drew down $34,800. This loan is repayable on a straight-line basis through quarterly installment of $1,450, and was scheduled to be fully repaid on September 30, 2025. On March 24, 2025, the Company issued the repayment notice for the prepayment of the remaining balance of $2,900. On March 31, 2025, the remaining balance of $2,900 was paid in full. The balance outstanding against this term loan facility as of June 30, 2026 is $nil (June 30, 2025 - $nil).

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc. The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of June 30, 2026 is $6,563 (June 30, 2025 - $15,313). As at June 30, 2026, $6,563 (June 30, 2025 - $8,750) is classified as current and $nil (June 30, 2025 - $6,563) is classified as long-term in the consolidated statements of financial position.

(iii) On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 31, 2028. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. The first quarterly repayment of $2,963 was made on June 30, 2025. The balance outstanding against this term loan facility as of June 30, 2026 is $20,737 (June 30, 2025 - $32,587). As at June 30, 2026, $11,850 (June 30, 2025 - $11,850) is classified as current and $8,887 (June 30, 2025 - $20,737) is classified as long-term in the consolidated statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iv)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of June 30, 2026, there is no outstanding balance on the revolving credit facility (June 30, 2025 - $nil).

For the year ended June 30, 2026, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $2,164 (June 30, 2025 - $3,953). During the year ended June 30, 2026, the Company borrowed $nil (June 30, 2025 - $nil) in term loans and repaid $20,600 (June 30, 2025 - $21,325) in term loans. The Company repaid $nil (June 30, 2025 - $8,600) in revolving credit facility.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at June 30, 2026, and June 30, 2025 the Company was in compliance with all covenants related to its credit agreements.

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

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of June 30, 2026, the notional amount of the interest rate swap was $6,563 (June 30, 2025 – $15,313). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2025 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at June 30, 2026, the fair value of the interest rate swap assets were valued at current of $64 (June 30, 2025 - $254) and non-current $nil (June 30, 2025 – $41). The current and non-current derivative assets were recorded in the consolidated statements of financial position.

For the year ended June 30, 2026, the change in fair value of the interest rate swaps, net of tax, was a loss of $173 (June 30, 2025 – a loss of $561) recorded in other comprehensive loss in the consolidated statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

15.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at June 30, 2026, and June 30, 2025 are below:

$
Opening balance, July 1, 2024	12,654
Revenue deferred during the year	36,627
Deferred revenue recognized as revenue during the year	(39,549)
Ending balance, June 30, 2025	9,732
Revenue deferred during the year	113,524
Deferred revenue recognized as revenue during the year	(114,651)
Ending balance, June 30, 2026	8,605

Contract liabilities - Current	6,711
Contract liabilities - Non-current	1,894
8,605

16.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2026 and 2025, the Company’s issued and outstanding common shares consist of the following:

	June 30	June 30
	2026	2025
	#	#
Shares issued and outstanding:
Outstanding, beginning of the year	33,262,910	33,340,159
Shares issued under employee share purchase plan	29,650	—
Shares purchased and cancelled	(270,694)	(439,741)
Shares issued upon exercise of RSUs	317,066	362,492
Outstanding, end of the year	33,338,932	33,262,910

During the year ended June 30, 2026, a total of 317,066 (June 30, 2025 – 362,492) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $1,604 (June 30, 2025 – $2,012) from contributed surplus to share capital.

In September 2024 the Company adopted the Employee Stock Purchase Plan ("ESPP"). The first offering period began on January 15, 2025, with the first purchase under the plan occurring on July 15, 2025. Under the Plan, the Share-based compensation expense related to the ESPP is measured based on the grant date at fair value of the expected discount to be provided to the employees who are registered in the plan. The Company recognizes share based compensation expense related to shares issued pursuant to the ESPP on a straight-line basis over the offering period, which is 6 months. The ESPP allows employees to purchase shares of the Company's common stock at a 10 percent discount from the Company’s stock price on the last day of the offering period. Under the plan, employees may withdraw from the plan at any time during the offering period. Other changes to the percentage contributions can be made at any time during the offering period but will only take effect the next offering period. The ESPP does not include any buy-back provisions or price protection against reductions in share price.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

During the year ended June 30, 2026, a total of 29,650 (June 30, 2025 – nil) shares were issued upon the exercise of ESPP, and the Company recorded a total of $157 (June 30, 2025 –$nil) to share capital.

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

On April 1, 2026, the Company announced the renewal of the Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, the Company may, during the 12-month period commencing April 6, 2026 and ending no later than April 5, 2027, purchase up to 1,663,939 shares, representing 5% of the total number of 33,278,790 shares outstanding as of March 24, 2026, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems.

Under the term of the NCIB, during the year ended June 30, 2026, the Company purchased a total of 195,949 common shares (June 30, 2025 – 514,486) at an average price of $5.02 per share (June 30, 2025 - $5.56), for total consideration of $985 (June 30, 2025 - $2,859). During the year ended June 30, 2026, the Company cancelled a total of 270,694 (June 30, 2025 – 507,357) common shares including 195,949 purchased in fiscal 2026 and 74,745 purchased at the end of fiscal 2025. the Company recorded a total reduction of $1,028 (June 30, 2025 - $2,872) in share capital for the value of the common shares settled and cancelled in the periods.

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

The Company did not provide its Broker with instructions to purchasing under its NCIB during the blackout period following the end of the year ended June 30, 2026. As at June 30, 2026, the Company had no liability and was not required to pay the designated broker under the ASPP.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Deferred Share Units (DSUs), Performance Share Units (PSUs), Restricted Share Units (RSUs), and Employee Share Purchase Plan (ESPP).

The DSUs, PSUs, RSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All DSUs, PSUs and RSUs and are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company.

RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

PSUs vest in full at the end of a three-year period. the final amount is based 100% on market-based performance targets. The expense related to the PSUs is measured based on the fair value of the awards at the grant date using the Monte Carlo simulation.

For the year ended June 30, 2026, the Company recognized share-based compensation expense in the amount of $2,486 (June 30, 2025 - $2,908).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the year ended June 30, 2026 and June 30, 2025, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2024	462,346	15.21
Expired	(47,176)	11.77
Forfeited	(33,484)	15.40
Balance, June 30, 2025	381,686	15.62
Expired	(280,859)	15.06
Forfeited	(2,600)	9.69
Balance, June 30, 2026	98,227	17.38

The following table summarizes information about the stock options outstanding and exercisable at the end of each year:

	June 30			June 30
	2026			2025
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$7.01 - $9.00	71,227	71,227	1.00 year	84,120	64,510	2.00 years
$9.01 - $12.00	—	—	—	62,023	62,023	0.93 years
$12.01 - $15.00	27,000	27,000	0.75 years	42,000	34,143	1.75 years
$15.01 - $18.00	—	—	—	104,702	104,702	1.00 year
$18.01 - $20.00	—	—	—	22,856	21,468	1.00 year
$20.01 - $27.00	—	—	—	65,985	65,985	0.61 years
	98,227	98,227	0.93 years	381,686	352,831	1.22 years

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
Share Units

The following table summarizes information about the DSUs, PSUs and RSUs granted, exercised and forfeited during the year ended June 30, 2026.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2024	172,086	499,800	607,157	1,279,043
Awards granted during the year	64,356	271,000	271,000	606,356
Awards exercised during the year	—	—	(362,492)	(362,492)
Awards forfeited during the year	—	(82,500)	(50,623)	(133,123)
Awards outstanding June 30, 2025	236,442	688,300	465,042	1,389,784
Awards granted during the year	78,000	254,375	254,375	586,750
Awards exercised during the year	—	—	(317,066)	(317,066)
Awards forfeited during the year	—	(101,500)	(17,500)	(119,000)
Awards outstanding June 30, 2026	314,442	841,175	384,851	1,540,468

During the year ended June 30, 2026, a total of 78,000 DSUs were granted (June 30, 2025 – 64,356). The fair value of each DSU issued during the year ended June 30, 2026 is $5.00 per share (June 30, 2025 – $6.06).

During the year ended June 30, 2026, a total of 254,375 PSUs were granted (June 30, 2025 – 271,000). The average fair value tied to market-based performance targets for each PSU issued during the year ended June 30, 2026 is $2.64 per share (June 30, 2025 – $6.68 ) using the Monte Carlo simulation.

The key assumptions used in the Monte Carlo simulation are:

	June 30	June 30
	2026	2025
Fair value per share	$2.64	$6.68
Expected volatility	47.00%	64.00%
Time to expiry	2.36 years	2.76 years
Risk-free interest rate	3.45%	3.42%

During the year ended June 30, 2026, a total of 254,375 RSUs were granted (June 30, 2025 – 271,000). The average fair value of each RSU issued during the year ended June 30, 2026 is $4.41 per share (June 30, 2025 –$5.65 ).

During the year ended June 30, 2026, a total of 317,066 RSUs were exercised and settled through the issuance of common shares (June 30, 2025 – 362,492).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

	June 30	June 30
	2026	2025
Number of shares:
Weighted average number of shares outstanding	33,244,861	33,497,223
Weighted average number of shares used in basic and diluted earnings per share	33,244,861	33,497,223

Net loss	$(81,094)	$(5,010)

Loss per share
Basic and diluted	$(2.44)	$(0.15)

Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	June 30	June 30
	2026	2025
DSU	314,442	236,442
PSU	841,175	688,300
RSU	384,851	465,042
Stock options	98,227	381,686
	1,638,695	1,771,470

17.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company's related party transactions consist solely of compensation paid to key management personnel and directors as disclosed below. There were no other related party transactions or outstanding balances with related parties as of and for the years ended June 30, 2026 and 2025.

Compensation of key management personnel

Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Company, including members of the Company's Board of Directors. The Company considers key management to be the members of the Board of Directors and five officers.

The remuneration of directors and other members of key management personnel during the fiscal years ended June 30, 2026 and 2025 were as follows:

	June 30	June 30
	2026	2025
	$	$
Short-term benefits	2,573	3,150
Long-term benefits	72	56
Share-based payment transactions	2,328	2,617
Total compensation	4,973	5,823

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)

18.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The Company’s assets are primarily located in the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the years ended June 30, 2026 and 2025 as follows:

	June 30	June 30
	2026	2025
	$	$
Products	16,120	41,592
Services	183,945	195,100
Total revenues	200,065	236,692

The sales in each of these geographic locations for the years ended June 30, 2026 and 2025 as follows:

	June 30	June 30
	2026	2025
	$	$
USA	190,905	224,101
Others	9,160	12,591
Total revenues	200,065	236,692

The non-current assets, in US dollars, in each of the geographic locations as at June 30, 2026, and June 30, 2025 are below:

	June 30	June 30
	2026	2025
	$	$
USA	196,712	299,041
Others	5,086	4,882
Total non-current assets	201,798	303,923
Non-current assets included in Others primarily consists of assets held in Canada.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2026 and 2025
(in thousands of US dollars, except per share data)
    19.    Disposal of VoIP Supply LLC

During fiscal 2025, the Company initiated plans for the disposal of substantially all of the assets and liabilities from VoIP Supply LLC, as part of its strategic realignment. In accordance with the criteria set out in IFRS 5, the Company determined that the assets and liabilities at VoIP Supply LLC met the criteria of a disposal group.

The associated assets and liabilities within the disposal group were measured at the lower of their carrying amounts and fair value less costs to sell. VoIP Supply LLC did not represent a separate operating segment under IFRS 8, as the Company considers the entire business of the Company from a single operating segment perspective and assesses the performance of the segment based on measures of profit and loss as well as assets and liabilities. As a result, the operating results of VoIP Supply LLC were not determined to meet the criteria of a discontinued operation under IFRS 5.

On June 30, 2025, the Company completed the sale of the VoIP Supply LLC to PVG Technology Holdings, LLC for a total aggregate purchase price of $4,500 (the “Transaction”) which was recorded as a receivable at June 30, 2025 and collected during the years ended June 30, 2026.

20.    Subsequent events

As a result of the strategic review process, on September 28, 2026, the Board has approved the sale of the Company, subject to certain closing conditions.

21.    Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issuance by the Board of Directors on September 28, 2026.